UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 28, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                              MAY 31, 2006 AND 2005


--------------------------------------------------------------------------------

                                                                        D & H
                                                                        group
                                                                      Chartered
                                                                     Accountants







AUDITORS' REPORT




To the Shareholders of
Rochester Resources Ltd. (formerly Hilton Resources Ltd.)


We have audited the consolidated balance sheets of Rochester Resources Ltd. (formerly Hilton Resources Ltd.) as at May 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On August 16, 2006 we reported separately to the shareholders of Rochester Resources Ltd. (formerly Hilton Resources Ltd.) on consolidated financial statements as at May 31, 2006 and 2005 and for the years ended May 31, 2006, 2005 and 2004 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.


                                                 /s/ D&H GROUP LLP

Vancouver, B.C.
August 16, 2006, except as to Note 13,
which is as of September 5, 2006               CHARTERED ACCOUNTANTS





                                  D&H Group LLP
               a BC Limited Liability Partnership of Corporations
               member of BHD Association with affiliated offices
                       across Canada and Internationally
            10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1
                www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31





                                                       2006            2005
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                  3,657,676         227,589
Amounts receivable                                       80,022          39,027
Prepaid expenses and deposits                            12,825           9,636
                                                   ------------    ------------
                                                      3,750,523         276,252

MINERAL INTERESTS (Note 3)                            1,128,652               -

CAPITAL ASSETS, net of accumulated
     depreciation of $7,989 (2005 - $5,840)              55,341           4,764

OTHER ASSETS (Note 4)                                    37,040           6,300
                                                   ------------    ------------
                                                      4,971,556         287,316
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                214,447          31,006
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               75,890,208      70,970,313

CONTRIBUTED SURPLUS (Note 7)                            608,284         286,125

DEFICIT                                             (71,741,383)    (71,000,128)
                                                   ------------    ------------
                                                      4,757,109         256,310
                                                   ------------    ------------
                                                      4,971,556         287,316
                                                   ============    ============

NATURE OF OPERATIONS AND CHANGE OF NAME (Note 1)

SUBSEQUENT EVENTS (Note 13)


APPROVED BY THE BOARD

/s/ DOUG GOOD        , Director
--------------------

/s/ ANDREW CARTER    , Director
--------------------

        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31



                                                       2006            2005
                                                         $               $
EXPENSES

Accounting and administration                            53,415          78,788
Amortization                                              2,149           5,840
Audit                                                    20,517          19,301
Corporate development                                    37,360               -
Corporate finance fee                                    30,500               -
General exploration                                      24,588               -
Investor relations                                        6,497          36,000
Legal                                                    19,573          15,832
Management fees                                         113,838               -
Office                                                   12,098           8,161
Professional fees                                        91,167          54,941
Regulatory                                               12,836           7,037
Rent                                                      4,165               -
Salaries and benefits                                     6,410               -
Shareholder costs                                         9,251           3,767
Stock-based compensation (Note 6)                       256,159         138,725
Transfer agent                                           17,420          10,612
Travel                                                   24,207          12,173
                                                   ------------    ------------
                                                        742,150         391,177
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (742,150)       (391,177)
                                                   ------------    ------------
OTHER ITEMS

Gain on sale of other assets (Note 4)                    40,980          17,239
Loss on sale of capital assets                                -          (1,717)
Bad debts                                               (10,000)        (27,827)
Write-off of mineral interests (Note 3(b))                    -        (703,058)
Interest and other income                                36,566           2,362
Foreign exchange                                        (66,651)         (4,809)
                                                   ------------    ------------
                                                            895        (717,810)
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                  (741,255)     (1,108,987)

DEFICIT - BEGINNING OF YEAR                         (71,000,128)    (69,891,141)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (71,741,383)    (71,000,128)
                                                   ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.17)         $(0.56)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        4,388,853       1,966,152
                                                   ============    ============

        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31



                                                       2006            2005
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                  (741,255)     (1,108,987)
Adjustment for items not involving cash
     Amortization                                         2,149           5,840
     Loss on sale of capital assets                           -           1,717
     Gain on sale of other assets                       (40,980)        (17,239)
     Write-off of mineral interests                           -         703,058
     Corporate finance fees                              30,500               -
     Stock-based compensation                           256,159         138,725
                                                   ------------    ------------
                                                       (493,427)       (276,886)
Increase in amounts receivable                          (40,995)         (8,738)
Increase in prepaid expenses and deposits                (3,189)           (677)
Increasein accounts payable and accrued liabilities     183,441          14,650
                                                   ------------    ------------
                                                       (354,170)       (271,651)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,966,050         362,500
Share issue costs                                      (348,155)         (2,500)
                                                   ------------    ------------
                                                      4,617,895         360,000
                                                   ------------    ------------
INVESTING ACTIVITIES

Purchase of capital assets                              (52,726)              -
Proceeds from sale of capital assets                          -           7,146
Mineral interests expenditures                         (791,152)       (415,255)
Proceeds from sale of other assets                       47,280          19,309
Additions to other assets                               (37,040)              -
                                                   ------------    ------------
                                                       (833,638)       (388,800)
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE YEAR              3,430,087        (300,451)

CASH - BEGINNING OF YEAR                                227,589         528,040
                                                   ------------    ------------
CASH - END OF YEAR                                    3,657,676         227,589
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - Note 12


        The accompanying notes are an integral part of these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



1.       NATURE OF OPERATIONS AND CHANGE OF NAME

         The Company is engaged in the acquisition, exploration and development of mineral interests in Mexico. During the 2006 fiscal year, the Company completed negotiations and entered into an option agreement to acquire up to a 51% interest in the Mina Real Property in Mexico. The Company is currently constructing the mill facility on the Mina Real Property. Completion of the facility is scheduled for November 2006.

         The amount shown as mineral properties and deferred costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of these amounts and any additional amounts required to place these properties into commercial production are dependent upon certain factors. These factors include the existence of ore deposits sufficient for commercial production and the Company's ability to obtain the required additional financing necessary to develop its mineral properties.

         As at May 31, 2006, the Company had working capital of $3,536,076. Management anticipates that it will be required to raise additional financing to complete construction of the mill facility and provide adequate working capital. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

         On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new share for ten old shares and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian GAAP and include the accounts of the Company and its 60% owned Mexican subsidiary, Compania Minera Nayarit S.A. de C.V. Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         MINERAL INTERESTS

         Mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         CAPITAL ASSETS

         Capital assets, which is comprised of vehicles and office equipment, are recorded at cost less accumulated amortization. Amortization is recorded on the declining balance basis at the following annual rates:

                          Vehicles                           30%
                          Office equipment                   20%

         INVESTMENTS

         Long-term investments are accounted for using the cost method.

         ASSET RETIREMENT OBLIGATIONS

         The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow. As at May 31, 2006, the Company does not have any asset retirement obligations.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

         TRANSLATION OF FOREIGN CURRENCIES

         Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for amortization, depreciation and depletion, which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

         INCOME TAXES

         Future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change is substantively enacted. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



3.       MINERAL INTERESTS

                                   --------------------------------------------    --------------------------------------------
                                                       2006                                            2005
                                   --------------------------------------------    --------------------------------------------
                                    ACQUISITION     EXPLORATION                     ACQUISITION     EXPLORATION
                                       COSTS           COSTS           TOTAL           COSTS           COSTS           TOTAL
                                         $               $               $               $               $               $

         Mina Real                      486,584         642,068       1,128,652               -               -               -
                                   ============    ============    ============    ============    ============    ============

         (a) During the 2006 fiscal year, the Company entered into an option agreement with a private company to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of four concessions covering approximately 3,400 hectares. Under the agreement the Company has made an option payment of US $110,000 and issued 250,000 common shares at a fair value of $337,500. The Company can earn its interests, as follows:

                  i) an initial 20% interest on funding the initial US $750,000 on exploration expenditures;

                  ii) a further 20% interest on funding a further US $750,000 on exploration expenditures; and


                  iii) a further11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing September 1, 2006, with each payment vesting at 0.9166% interest.

                  Subsequent to May 31, 2006, the Company has funded the requisite US $1.5 million and made payments totalling US $225,000, earning an approximate 42.75% interest in the Mina Real Property.

         (b) During the 2004 fiscal year, the Company entered into an option agreement with a Mexican private corporation whereby the Company could acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares. The Company conducted a comprehensive geological work program during the 2005 fiscal year. Based on the results the Company determined to cease further work on the El Nayar Project and wrote-off $703,058 of acquisition and exploration costs.


4.       OTHER ASSETS

                                                       2006            2005
                                                         $               $

         Investment                                           -           6,300
         Deposits on exploration equipment               37,040              -
                                                   ------------    ------------
                                                         37,040           6,300
                                                   ============    ============

         During the 2005 fiscal year, the Company held 70,000 common shares of Halo Resources Ltd. ("Halo"), a publicly traded company with common officers and directors. During the 2006 fiscal year, the Company sold the 70,000 shares of Halo (2005 - 23,000) for $ 47,280 (2005 -
         $19,309), realizing a gain of $40,980 (2005 - $17,239).

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



5.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                                               2006                            2005
                                                                   ----------------------------    ----------------------------
                                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                                         $                               $

         Balance, beginning of year                                   2,230,735      70,970,313       1,853,735      70,593,713
                                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
             Private placements                                       6,000,000       3,220,000         355,000         355,000
             Exercise of options                                              -               -           3,000           7,500
             Exercise of warrants                                     2,557,000       1,671,050               -               -
             Exercise of agent's option                                 150,000          75,000               -               -
         Reallocation from contributed surplus
             relating to the exercise of stock options                        -               -               -           6,600
         Reallocation from contributed surplus
             relating to the exercise of agent's option
             and related warrants                                             -         112,500               -               -
         For corporate finance fees                                      50,000         30,500
         For mineral interests                                          250,000         337,500          10,000          10,000
         Finder's fee                                                         -               -           9,000           9,000
                                                                   ------------    ------------    ------------    ------------
                                                                      9,007,000       5,446,550         377,000         388,100
         Less:  share issue costs                                             -        (526,655)              -         (11,500)
                                                                   ------------    ------------    ------------    ------------
                                                                      9,007,000       4,919,895         377,000         376,600
                                                                   ------------    ------------    ------------    ------------
         Balance, end of year                                        11,237,735      75,890,208       2,230,735      70,970,313
                                                                   ============    ============    ============    ============

         (a) On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new share for ten old shares. All comparative share amounts and balances have been restated.

         (b)      During the 2006 fiscal year, the Company completed:

                  i) a private placement totalling 5,000,000 units at $0.50 per unit for gross proceeds of $2,500,000. Each unit comprised one common share and one half share purchase warrant. One full warrant was exercisable into one common share at $0.65 per common share on or before January 16, 2008, subject to a forced conversion provision. The Company paid $22,000 as finders' fees on the non-brokered portion of the private placement. On the brokered portion of the private placement, the Company paid a commission of $150,000 and issued 25,000 common shares, at a fair value of $12,500, for a corporate finance fee. The Company also granted an option to the agent entitling it to acquire 150,000 units at a price of $0.50 per unit, for a period of two years. The agent's option was exercised during the 2006 fiscal year. The units issued to the agent had the same terms as the units issued under the private placements. In addition, the Company incurred $71,087 of costs relating to the private placement. Certain directors and officers of the Company have purchased 270,000 units of the private placement.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



5.       SHARE CAPITAL (continued)

                      The fair value of the agent's option and related warrants have been estimated using the Black- Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 136%; a risk-free interest rate of 3.71%; and an expected life of twelve months. The value assigned to the agent's option and related warrants was $112,500.

                      During the 2006 fiscal year, the Company issued a total of 2,545,000 common shares for proceeds of $1,654,250, as a result of the exercise of warrants under the forced conversion provision. The remaining warrants for 30,000 common shares expired without exercise.

                  ii) a private  placement of 1,000,000 units at $0.72 per unit.
                      Each unit comprised one common share and one share purchase warrant. Each warrant is exercisable into one common share at $0.80 per common share on or before May 3, 2008. The Company paid a commission of $72,000, issued 25,000 common shares, at a fair value of $18,000, for a corporate finance fee and granted 100,000 agent's warrants exercisable on the same basis as the warrants issued under the private placement. The Company also incurred $33,068 of costs relating to the private placement.

                      The fair value of the agent's warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 137%; a risk-free interest rate of 4.12%; and an expected life of twelve months. The value assigned to the agent's warrants was $66,000.

         (c) During the 2005 fiscal year, the Company completed a non-brokered private placement financing of 355,000 units at a price of $1.00 per unit, for gross proceeds of $355,000. Each unit comprised one common share and one-half share purchase warrant. Each full share purchase warrant entitles the holder to purchase one additional common share for a period of two years, at an exercise price of $1.50 per share on or before February 7, 2006 and, thereafter, at $2.00 per share on or before February 7, 2007. The Company issued 9,000 units having the same terms as the private placement, at a fair value of $9,000, in consideration as finder's fees on a portion of the private placement. Certain directors of the Company and their immediate family members have purchased 65,000 units of the private placement.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2006 and 2005 and the changes for the years ending on those dates is as follows:
                                                       2006             2005

                  Balance, beginning of year            688,500         582,365
                  Issued                              3,675,000         182,000
                  Exercised                          (2,557,000)              -
                  Expired                              (524,500)        (75,865)
                                                   ------------    ------------
                  Balance, end of year                1,282,000         688,500
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



5.       SHARE CAPITAL (continued)

                  The following table summarizes information about the warrants outstanding and exercisable at May 31, 2006:

                  EXERCISE
                   PRICE                 NUMBER           EXPIRY DATE
                     $
                    2.00                159,500           February 7, 2007
                    2.00                 22,500           March 29, 2007
                    0.80              1,100,000           May 3, 2008
                                   ------------
                                      1,282,000
                                   ============

         (e)      See also Note 13(a).


6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the 2006 fiscal year, the Company granted 720,000 (2005 - 178,500) stock options to the Company's directors, employees and consultants and recorded compensation expense of $256,159 (2005 - $138,725).

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2006 and 2005:

                                            2006                   2005

         Risk-free interest rate       3.63% - 3.86%           2.69% - 3.07%
         Estimated volatility           125% - 136%             146% - 147%
         Expected life              9 months - 18 months   12 months - 18 months
         Expected dividend yield             0%                     0%

         The weighted average fair value of stock options granted during the year to the Company's directors, employees and consultants was $0.36 (2005 - $0.80) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



6.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2006 and 2005 and the changes for the years ending on those dates is as follows:

                                                               2006                            2005
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of year                     217,500         1.30             70,000         2.50
         Granted                                        720,000         0.62            178,500         1.04
         Exercised                                            -          -               (3,000)        2.50
         Cancelled / expired                           (217,500)        1.30            (28,000)        2.50
                                                   ------------                    ------------
         Balance, end of year                           720,000         0.62            217,500         1.30
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2006:

             NUMBER           NUMBER
          OUTSTANDING      EXERCISABLE    EXERCISE PRICE      EXPIRY DATE
                                                 $
              220,000          220,000          0.50          November 10, 2008
              350,000          350,000          0.62          January 17, 2009
              150,000           25,000          0.80          August 21, 2007
         ------------     ------------
              720,000          595,000
         ============     ============


         See also Note 13(a).


7.       CONTRIBUTED SURPLUS

         The Company's contributed surplus as May 31, 2006 and 2005 is comprised of the following:
                                                       2006               2005
                                                         $                  $

         Balance, beginning of year                     286,125         154,000
         Stock-based compensation on
            stock options (Note 6)                      256,159         138,725
         Stock options exercised                              -          (6,600)
         Stock-based compensation on agent's
            option and warrants (Note 5(b))             178,500               -
         Agent's option exercised                      (112,500)              -
                                                   ------------    ------------
         Balance, end of year                           608,284         286,125
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



8.       RELATED PARTY TRANSACTIONS

         During fiscal 2006, the Company incurred $170,794 (2005 - $94,538) for accounting and administration, management, professional and consulting services provided by current and former directors and officers of the Company. As at May 31, 2006, $17,210 (2005 - $15,615) remained outstanding and has been included in accounts payable and accrued liabilities.

         See also Note 5.


9.       INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2006 and 2005 are as follows:
                                                       2006            2005
                                                         $               $

         Future income tax assets (liabilities)
            Losses carried forward                    2,492,600      2,516,300
            Share issue costs                           101,800         10,600
                                                   ------------    -----------
                                                      2,594,400      2,526,900
         Valuation allowance                         (2,594,400)    (2,526,900)
                                                   ------------    -----------
         Net future income tax asset                          -              -
                                                   ============    ===========


         The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:
                                                       2006            2005
                                                         $               $

         Income tax rate reconciliation
         Combined federal and provincial
            income tax rate                              34.12%          35.62%
                                                   ============    ============

         Expected income tax recovery                  (252,700)       (395,000)
         Non-deductible stock-based compensation         87,400          49,400
         Write-off of mineral resource interests              -         250,400
         Other                                           (4,000)          2,400
         Unrecognized benefit of income tax losses      169,300          92,800
                                                   ------------    -------------
         Actual income tax recovery                           -               -
                                                   ============    ============

         As at May 31, 2006, the Company has accumulated non-capital losses for income tax purposes of approximately $7.3 million, expiring from 2007 to 2016, the related benefits of which have not been recognized in these financial statements as there is no reasonable assurance such benefits will be realized.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



10.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Mexico and its corporate assets are located in Canada.
                                   --------------------------------------------
                                                       2006
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)  1,337,075               -         (12,091)
         Corporate (Canada)           3,634,481          36,566        (729,164)
                                   ------------    ------------    ------------
                                      4,971,556          36,566        (741,255)
                                   ============    ============    ============

                                   --------------------------------------------
                                                       2005
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico)     39,585               -        (732,601)
         Corporate (Canada)             247,731          19,601        (376,386)
                                   ------------    ------------    ------------
                                        287,316          19,601      (1,108,987)
                                   ============    ============    ============


11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at May 31, 2006 and 2005, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2006 and 2005, may differ significantly from that presented.

         Fair  value   approximates  the  amounts  reflected  in  the  financial
         statements for cash, amounts receivable and accounts payable and accrued liabilities.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2006 AND 2005



12.      SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during fiscal 2006 and 2005 as follows:
                                                       2006            2005
                                                         $               $
         Operating activities

         Drilling advance                                     -          57,221
         Corporate finance fee                          (30,500)              -
                                                   ------------    ------------
                                                        (30,500)        (57,221)
                                                   ============    ============
         Financing activities

         Issuance of common shares for
            non-cash consideration                      480,500          25,600
         Share issue costs                             (178,500)         (9,000)
         Contributed surplus                             66,000          (6,600)
                                                   ------------    ------------
                                                        368,000          10,000
                                                   ============    ============
         Investing activity

         Expenditures on mineral interests             (337,500)        (67,221)
                                                   ============    ============

         Other supplementary cash flow information:
                                                       2006            2005
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


13.      SUBSEQUENT EVENTS

         (a)      Subsequent to May 31, 2006, the Company:

                  i) completed a non-brokered private placement for 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.15 per share in year one and $1.30 per share in year two and are subject to a forced conversion provision which comes into effect once the Company's common shares trade at 150% or more per share of the exercise price of the warrants for a period of 45 consecutive trading days; and

                  ii) granted  stock   options  to  the   Company's   directors,
                      employees and consultants to acquire 500,000 common shares over a five year period at $0.90 per share.

         (b)      See also Note 3(a).

                                                                      SCHEDULE I
                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                   CONSOLIDATED SCHEDULE OF MINERAL INTERESTS
                           FOR THE YEARS ENDED MAY 31




                                                     MINA REAL        EL NAYAR
                                                      PROJECT         PROJECT
                                                       2006            2005
                                                         $               $

BALANCE - BEGINNING OF YEAR                                   -         220,582
                                                   ------------    ------------

EXPLORATION COSTS DURING THE YEAR

    Access road construction                                  -          40,022
    Assays                                                    -           5,483
    Camp costs                                           27,642           7,633
    Consulting                                          339,189          63,442
    Drilling                                                  -          62,612
    Equipment rental                                      7,416               -
    Exploration office                                   44,843          20,363
    Fuel                                                  2,238           9,018
    Geological                                                -         122,230
    Geophysics                                                -           2,932
    Legal                                                     -           4,664
    Permits and fees                                          -          13,583
    Other                                                     -           4,549
    Repairs and maintenance                               1,619               -
    Salaries                                            156,928          34,776
    Supplies                                             52,283               -
    Topography                                                -           5,886
    Transport                                                 -           3,905
    Travel                                                1,437          14,842
    Vehicles                                              8,473               -
                                                   ------------    ------------
                                                        642,068         415,940
                                                   ------------    ------------
ACQUISITION COSTS

    Option payments and other                           149,084          66,536
    Issuance of common shares                           337,500               -
                                                   ------------    ------------
                                                        486,584          66,536
                                                   ------------    ------------
                                                      1,128,652         482,476
                                                   ------------    ------------
BALANCE BEFORE WRITE-OFF                              1,128,652         703,058

WRITE-OFF OF MINERAL INTERESTS (Note 3)                       -        (703,058)
                                                   ------------    ------------
BALANCE - END OF YEAR                                 1,128,652               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2006



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at September 27, 2006 and should be read in conjunction with the audited consolidated financial statements and the accompanying notes for the years ended May 31, 2006 and 2005 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is currently a junior mineral exploration company actively engaged in the acquisition, exploration and development of precious metals on mineral interests located Mexico. In January 2006, the Company obtained an option to purchase a 51% interest in 3,400 hectares of gold/silver mineral concessions located in the State of Nayarit, Mexico (the "Mina Real Property"). Nayarit is located in the Sierra Madre Occidental range, the largest epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. To date the Company has earned a 42.75% interest in the Mina Real Property and is actively engaged with its joint venture partner in the construction of a conventional milling operation with a start-up capacity of at least 200 tonnes/day scheduled for completion in November 2006

On August 25, 2005, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

PROPERTY UPDATE

On January 8, 2006, the Company entered into an option agreement to acquire up to a 51% interest in the Mina Real gold/silver property comprising approximately 3,400 hectares located near Tepic, Nayarit, Mexico. Pursuant to the option agreement, the Company paid an initial payment of US $110,000 and issued 250,000 common shares to the optionor entitling it to earn the following interests in the Mina Real Property:

     - an initial 20% interest on funding the first US $750,000 towards the 2006 Work Program;

     - a further 20% interest on funding the second US $750,000 towards the 2006 Work Program; and

     - a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month commencing July 2006, with each payment vesting a 0.9166% interest.

The Company has advanced the US $1.5 million under its 2006 Work Program commitment and earned an initial 40% interest in the Mina Real Property. A further 2.75% has been earned through payment of US $225,000, representing the first three of twelve option installments that could increase the Company's interest in Mina Real Property to 51% if all installments were made. Negotiations are continuing with the Company's joint venture partner for acquisition of the remaining interest.

In May 2006, the Company commenced Phase 1 of the 2006 Work Program. This was completed in August 2006. To date five different vein structures have been identified that outcrop for more than three kilometres within the Mina Real concessions. Development mining is currently taking place on three parallel vein structures known as Florida 1, 2 and 3 which had about 1,500 metres of drift development work completed prior to the commencement of the 2006 Work Program. This development area comprises an estimated average of about 250 metres of vein structure laterally and an estimated depth of over 250 metres. An intrusion has been identified north-west of the current Florida mine development followed by a continuous outcropping of the Florida vein system for about 1.1 kilometres more to the north-west.

The initial mine development plan for 2006 was to develop the Florida triple vein structure south-east of the intrusion on levels 1140, 1160, 1185 and 1210 which equates to an area averaging over 125 metres vertically and 225 metres laterally.

Phase 1 of the 2006 Work Program was to continue the excavation of Levels 1140, 1160 and 1185 of Florida 3 until the underground drift reached the projected intrusion that intersects the ore horizon on the NW portion of the mineralized structure. To date, the 2006 Work Program has resulted in the excavation of Levels 1185, 1160 and 1140 of Florida 3 in mineralized rock over a length of 457 metres as indicated by channel samples taken approximately every two metres. Independent assay results received on 290 metres of the 457 metres of channel samples have averaged 12.10 grams/tonne of gold and 232.25 grams/tonne of silver and a width of 1.09 metres. An additional 263 metres has been developed in waste rock to prepare for ventilation, ore transportation and to cross a fault bringing the total to 720 metres of development mining completed so far in 2006.

Assay results from Level 1185 channel samples produced an average grade of 16.6 grams/tonne of gold and 445 grams/tonne of silver and an average width of 1.08 metres over 80 of the 148 metres developed in mineralized rock. Level 1160, some 25 metres below, was excavated this year for a length of 223 metres in mineralized rock averaging 10.78 grams/tonne of gold and 137 grams/tonne of silver and 1.14 metres in width over the 140 metres independently assayed to date. Level 1140 located approximately 20 metres below Level 1160, has been excavated a total of 86 metres in mineralized rock with assay results received to date on 70 metres averaging 9.6 grams/tonne of gold and 179 grams/tonne of silver and 1.0 metre in width. Management is pleased with the fact that these channel assay results average over 40% higher than the grade of the previously announced 2005 bulk sample of 4,400 tonnes which produced an average mill head grade of 8.3 grams/tonne of gold and 165 grams/tonne of silver. A further 90-100 metres of development mining will be initiated shortly on Level 1140 of Florida 3.

Phase 2 of the 2006 Work Program is underway and the plan is to duplicate the development work carried out in Levels 1185, 1160 and 1140 of Florida 3 into Florida 2 and 1. A short-hole underground diamond drill program will form part of the Phase 2 exploration development of Florida veins 1 and 2 due to the close proximity of these two parallel vein structures.

Completion of Phase 2 would allow the mine engineers to develop a mining strategy to feed the 200 tonne/day mill from this explored area of Florida 1, 2 and 3. As indicated in earlier reports this segment of the Florida vein system has been tested for continuity and grade at depth. In 2003, drill hole F2-03 intercepted the three Florida veins at about 50 metres below Level 1140. The average length of the drill intersections was 2 metres and the grades ranged from 0.52 - 12.73 grams/tonne of gold and 93.5 - 172 grams/tonne of silver. The host rock in this structure appears competent which should result in reasonable mine operating costs and efficient ore extraction.

Site preparation for a conventional cyanidation processing plant and related infrastructure is substantially completed and the extensive concrete pad system being constructed to accommodate the various components of the mill is nearing completion. About 3.5 kilometres of new roadway including bridge workings have been constructed between the base camp and the mill site. Power is available to the site and agreement has been reached with the local power company to upgrade the power lines to the mill site to accommodate power demands in excess of a 300 tonne/day milling operation.

Firm contracts for the purchase and delivery of key components of the mill have been placed with suppliers with deliveries scheduled over the coming two months. The plant is scheduled for completion by November of 2006 and will have an initial start-up capacity of 200 tonnes/day and a design that can be easily upgraded to at least 300 tonnes/day.

Dr.  Alfredo  Parra,  the  President  of Mina Real  Mexico  S.A de C.V.,  is the
Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining. Dr. Parra has reviewed the technical information contained herein. Channel samples reported were assayed by a combination of two certified and independent laboratories, ALS Chemex of North Vancouver, BC and SGS of Lakefield, Ontario. The Company has not conducted an independent feasibility study on the Mina Real Project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of management, an outside consultant and the project management in Mexico, who have extensive experience in similar size projects from the construction and operational perspective.

The Company's primary strategic objective is to bring the Mina Real Project to production status before the end of 2006. The Florida mine development plan is on target and the results to date, as indicated above, reinforces managements' view that sufficient mineralized feed is available to provide initial support for a 200 tonne/day mill. The material produced from the ongoing excavations is being stockpiled as initial mill feed and is estimated to reach over 6,000 tonnes by early November 2006. Tests will be carried out on this stockpile to determine if screening out some oversize material could increase the grade of the remaining mineralized mill feed. In addition, the channel samples from the drift development completed so far in 2006 indicate there could be some ability to selectively mine higher than average grade during the start-up months of the mill.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                                YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2006            2005            2004
                                         $               $               $
                                   ------------    ------------    ------------
OPERATIONS:

Revenues                                    Nil             Nil             Nil
Expenses                               (742,150)       (391,177)       (444,034)
Other items                                 895        (717,810)       (138,361)
Income (loss)                          (741,255)     (1,108,987)       (582,395)
Basic and diluted income (loss)
    per share                             (0.17)          (0.56)          (0.06)
Dividends per share                         Nil             Nil             Nil

BALANCE SHEET:

Working capital                       3,536,076         245,246         550,932
Total assets                          4,971,556         287,316         872,928
Total long-term liabilities                 Nil             Nil             Nil


The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                            -------------------------------------------------   -------------------------------------------------
                                               FISCAL 2006                                         FISCAL 2005
                            -------------------------------------------------   -------------------------------------------------
THREE MONTH PERIODS ENDING    MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28       NOV 30       AUG 31
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Expenses                      (237,338)    (343,844)    (118,492)     (42,476)     (62,813)    (162,968)    (129,420)     (35,976)
Other items                    (22,415)         230      (17,003)      40,083     (718,338)      10,216      (20,034)      10,346
Net income (loss)             (259,753)    (343,614)    (135,495)      (2,393)    (781,151)    (152,752)    (149,454)     (25,630)
Basic and diluted
   income (loss) per share       (0.06)       (0.07)       (0.06)       (0.00)       (0.40)       (0.08)       (0.09)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              3,536,076    2,098,783      192,592      249,510      245,246      313,811      235,799      390,778
Total assets                 4,971,556    2,338,844      214,439      274,800      287,316    1,060,962      783,112      860,506
Total long-term liabilities        Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

THREE MONTHS ENDED MAY 31, 2006 COMPARED TO THREE MONTHS ENDED MAY 31, 2005

During the three months ended May 31, 2006 (the "May 2006 Quarter") the Company reported a net loss of $259,753, compared to a net loss of $781,151 for the three months ended May 31, 2005 (the "May 2005 Quarter"), a decrease in loss of $521,398. The primary factor for the decrease was due to a $703,058 write-off of mineral interests during the May 2005 Quarter, partially offset by an overall increase in general expenses due to increased Company activities in the May 2006 Quarter.

YEAR ENDED MAY 31, 2006 COMPARED TO YEAR ENDED MAY 31, 2005

During fiscal 2006, the Company recorded a loss of $741,255 ($0.17 per share) compared to a loss of $1,108,987 ($0.56 per share) for fiscal 2005. The $367,732 decrease in loss in fiscal 2006 compared to fiscal 2005 is primarily attributed to the $703,058 write-off of the El Nayar Project in fiscal 2005, partially offset by an increase in general and administrative expenses in fiscal 2006 as a result of increased Company activities.

General and administrative expenses of $742,150 were reported in fiscal 2006, an increase of $350,973, from $391,177 in fiscal 2005. Specific expenses of note during fiscal 2006 and 2005 are as follows:

          - during fiscal 2006, the Company incurred accounting, management and administrative fees of $53,415 (2005 - $78,788) provided by Chase Management Ltd., a private company owned by Mr. Nick DeMare, a former director of the Company;
          - during fiscal 2006 compensation totalling $134,338 was paid to senior executives;
          - during fiscal 2006, the Company recorded a write-off of $10,000 due to the uncertainty of collection of the amount receivable from the Company's former joint venture partner. The Company is pursuing collection;
          - during fiscal 2006, the Company incurred professional fees of $91,167. The amount includes $42,500 paid to Canaccord Capital Corporation for fiscal advisory services and $31,917 paid to Company directors for professional services;
          - regulatory fees, shareholder costs and transfer agent fees increased by $18,091, from $21,416 in fiscal 2005 to $39,507 in fiscal 2006, mainly due to the costs of the Company's share consolidation and name change conducted in fiscal 2006;
          - during fiscal 2006, the Company issued 50,000 common shares, at a fair value of $30,500, to Canaccord Capital Corporation for corporate finance fees;
          - recorded general exploration costs of $24,588 for remaining exploration and related costs on the El Nayar Project in Mexico which was discontinued at the end of the 2005 fiscal year, and review of potential mineral properties;
          - during fiscal 2006, the Company sold marketable securities for $47,280, resulting in a gain of $40,980;
          - during fiscal 2006, the Company recorded $256,159 (2005 - $138,725) for non-cash stock-based compensation on the granting of options;
          - during fiscal 2006, the Company recorded corporate development costs of $37,360 relating to participation in international investment conferences to increase market awareness; and
          - during fiscal 2006, the Company incurred travel costs of $24,207 (2005 - $12,173) for ongoing mine site visits to Mexico and investment conferences.

As the Company is in the exploration stage, it has no revenue. Interest income is generated from cash held with the Company's financial institution. During fiscal 2006, the Company reported interest income of $36,506 as compared to $2,362 during fiscal 2005. The increase is attributed to higher levels of cash held during fiscal 2006.

During fiscal 2006 the Company spent $791,152 on exploration activities on the Mina Real Property. Exploration activities conducted in fiscal 2006 are described in "Exploration Projects" in this MD&A.

FINANCIAL CONDITION / CAPITAL RESOURCES

During fiscal 2006, the Company completed private placements for 5 million units at $0.50 per unit for gross proceeds of $2.5 million and for 1 million units at $0.72 per unit for gross proceeds of $720,000. The Company also received $1,671,050 on the exercises of warrants and agent's option.

As at May 31, 2006, the Company had working capital of $3,536,076. Subsequent to May 31, 2006, the Company completed a private placement for 2 million units at a price of $0.90 per unit for gross proceeds of $1,800,000.

Since May 31, 2006 the Company has advanced a further US $853,000 representing the balance of its US $1.5 million commitment under the 2006 Mina Real Work Program and US $1.54 million under the US $2.5 million development funding facility arranged in June 2006 to finance the construction of the mill and related infrastructure. The Company's current cash position of $2.2 million is sufficient to meet the balance of its current funding commitment to the Mina Real Property but may not be sufficient to accommodate a significant increase in this commitment if required to complete construction of the mill facility and provide adequate working capital for start-up operations at the Mina Real Property. In addition, exploration and development activities may change due to ongoing results and recommendations, or the Company may acquire additional properties which may entail significant funding or exploration commitments. As a result, the Company may be required to obtain additional financing. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2006 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2006, the Company incurred $170,794 (2005 - $94,538) for accounting and administration, management, professional and consulting services provided by current and former directors and officers of the Company. As at May 31, 2006, $17,210 (2005 - $15,615) remained outstanding and has been included in accounts payable and accrued liabilities.

During fiscal 2006, certain directors and officers of the Company have purchased 270,000 units (2005 - 65,000 units) on a private placement.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company had an investor relations arrangement with Eland Jennings Inc. ("Eland Jennings") at a rate of $3,000 per month. The arrangement was terminated on June 28, 2005. During fiscal 2006, the Company paid $3,000 (2005 - $36,000)
to Eland Jennings.

Effective February 28, 2006, the Company entered into an agreement with Accent Marketing Limited ("Accent") to provide market awareness and investor relation activities in Europe. During fiscal 2006, the Company paid $6,497. The Company has granted stock options to Accent to acquire 150,000 common shares at a price of $0.80 per common share, expiring on August 21, 2007. The options vest on a quarterly basis over an eighteen month period.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at September 27, 2006, there were 13,237,735 issued and outstanding common shares. In addition there were 1,220,000 stock options outstanding and exercisable at exercise prices ranging from $0.50 to $0.90 per share and 3,282,000 warrants outstanding, with exercise prices ranging from $0.80 to $2.00 per share.

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Douglas Good, the President and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2006


/s/ DOUGLAS GOOD
-----------------------------
Douglas Good, President & CEO

                 FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS

I, Douglas Good, the President and Chief Executive Officer of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd. (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   September 28, 2006


/s/ DOUGLAS GOOD
-----------------------------
Douglas Good, President & CEO